Filed Pursuant To Rule 433

Registration No. 333-122265

February 2, 2006

BUY.COM® REPORTS RECORD ANNUAL OPERATING RESULTS

Key Marketing Initiatives Generate Strong Revenue and New Customer Growth

ALISO VIEJO, Calif., —February 2, 2006 — Buy.com, the Internet Superstore, today reported revenues of $111.6 million for the quarter ended December 31, 2005, an increase of 27% from revenues of $88.2 million in the fourth quarter of 2004. The 2005 fourth quarter revenue growth was almost double the year-over-year growth rate achieved during the first nine months of 2005. New customers during the fourth quarter of 2005 increased 39% over the fourth quarter of 2004. For the year ended December 31, 2005, revenues increased to $345.6 million, or 19% over 2004 revenues of $290.8 million.

For the 2005 fourth quarter, net income was $7.7 million, compared to a loss of $(1.4) million in the fourth quarter of 2004. Buy.com achieved record net income results for the year ended December 31, 2005 as the Company’s net loss decreased to $(800,000), from a net loss of $(15.4) million for the full year 2004. Net income for the full year and fourth quarter of 2005 included $3.6 million of advertising expense related to the Company’s national media campaign, which began in September 2005, and a $12.2 million gain from the sale of an investment.

“We believe that the acceleration in the growth rate of both revenues and new customers in the fourth quarter of 2005 is a result of our recently launched national media campaign. We intend to continue to invest in this campaign throughout 2006 to take advantage of additional growth opportunities,” said Scott Blum, Chairman and CEO of Buy.com.

About Buy.com

Buy.com is a leading e-commerce company focused on providing its customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Buy.com offers over 2 million products in a range of categories including consumer electronics, computer hardware and software, cell phones, books, music, videos, games, digital music downloads, toys and sporting goods. Individuals and businesses can shop quickly and easily at Buy.com 24 hours a day, 7 days a week. Buy.com, founded in June of 1997, is located in Aliso Viejo, California. Buy.com® and The Internet SuperstoreTM are trademarks of Buy.com Inc.

Buy.com has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Buy.com has filed with the SEC for more complete information about Buy.com and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, the prospectus relating to this offering is available by clicking on the following link http://www.sec.gov/Archives/edgar/data/1097070/000119312505243793/ds1a.htm

Cautionary Statement

This news release contains forward-looking statements that are based on our current beliefs and assumptions and on information currently available to our management. In come cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “proposed,” “should,” “will,” and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements represent beliefs and assumptions only as of the date of this news release, and we assume no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

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For media inquiries, contact:

Larisa Hall

Vice President, Marketing

Buy.com Inc.

949.389.2000

pr@buy.com